UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: September 2012	Commission File Number: 001-35393

PRETIUM RESOURCES INC.

(Name of registrant)

570 Granville Street, Suite 1600
Vancouver, British Columbia
Canada V6C 3P1

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐ Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Enclosed:

Material Change Report

Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Pretium Resources Inc. (the “Company” or “Pretivm”) #1600 – 570 Granville Street Vancouver, BC V6C 3P1
Item 2	Date of Material Change September 18, 2012
Item 3	News Release The news release dated September 18, 2012 was disseminated through Marketwire’s Canadian and U.S. timely Disclosure, plus United Kingdom, and filed on SEDAR on September 18, 2012.
Item 4
Summary of Material Change

Pretivm reported that drilling in Brucejack’s Valley of the Kings continues to intersect high-grade gold, with numerous assays grading over 2,000 grams per tonne gold.  Pretivm also provided details regarding a Technical Session discussing the geological model of the Valley of the Kings and the results of the recently-announced Interim Mineral Resource Estimate for the Brucejack Project being held on Wednesday, September 19th at noon (EST).

Item 5
Full Description of Material Change

5.1  Full Description of Material Change

Pretivm reported that drilling in Brucejack’s Valley of the Kings continues to intersect high-grade gold, with numerous assays grading over 2,000 grams per tonne gold.  (See Table 1 below for assays.)

Selected highlights from the Valley of the Kings include:

•  Hole SU-502 intersected 8,151 grams of gold per tonne uncut over 0.50 meters (237.7 ounces of gold per ton over 1.64 feet);
•  Hole SU-510 intersected 4,673 grams of gold per tonne uncut over 0.59 meters (136.3 ounces of gold per ton over 1.94 feet);
•  Hole SU-526 (previously reported) intersected 4,195 grams of gold per tonne uncut over 1.16 meters (122.3 ounces of gold per ton over 3.81 feet);
•  Hole SU-512 intersected 2,790 grams of gold per tonne uncut over 0.50 meters (81.37 ounces of gold per ton over 1.64 feet);

●Hole SU-523 intersected:
 2,370 grams of gold per tonne uncut over 0.50 meters (69.12 ounces of gold per ton over 1.64 feet) and
 1,060 grams of gold per tonne uncut over 0.80 meters (30.92 ounces of gold per ton over 2.62 feet);
●  Hole SU-524 intersected:
o  2,170 grams of gold per tonne uncut over 0.55 meters (63.29 ounces of gold per ton over 1.80 feet) and
o  2,020 grams of gold per tonne uncut over 0.50 meters (58.92 ounces of gold per ton over 1.64 feet).

Hole SU-502 was collared on section 426612E, and the bonanza-grade gold interval noted above is located approximately 35 meters from the interval from hole SU-452 which intersected 41,582 grams of gold per tonne uncut over 0.50 meters.  Hole SU-524 was collared on section 426312E, and the intervals noted above were intersected roughly three meters apart at a downhole depth of 124 meters.  They are located approximately 46 meters from the interval from hole SU-150 which intersected 6,670 grams per tonne gold uncut over 0.50 meters.

The Valley of the Kings now extends over 800 meters in strike length and is open to the east, west, and at depth. A plan of the Valley of the Kings highlighting the location of the holes noted above is located on our website.

Nine drills continue turning at Brucejack, with the 2012 Brucejack Exploration Program expected to be completed early in the fourth quarter.  A Technical Session discussing the geological model of the Valley of the Kings and the results of the recently-announced Interim Mineral Resource Estimate for the Brucejack Project will be held on Wednesday, September 19th at noon (EST) with a webcast at:  http://services.choruscall.ca/links/pretium120919.html

Table 1: Selected Brucejack Project Drill Results, September 2012 (SU-501 to SU-530)(1,4)

Hole No.	Collar Coords.	Dip/ Azimuth		From (meters)	To (meters)	Interval (meters)	Gold (g/t)	Silver (g/t)	Capping(2)
SU-501	6257853N 426637E	-70/358		54.00	55.50	1.50	54.80	37.60
				278.62	279.21	0.59	258.00	418.00
SU-502	6258125N 426612E	-53/178		71.50	73.00	1.50	23.90	139.00
				109.00	112.00	3.00	6.55	241.00
				233.50	256.00	22.50	22.65	109.05	2 Au samples cut
			or	233.50	256.00	22.50	208.33	109.05	Uncut
			incl	252.02	252.52	0.50	965.00	477.00	Uncut
			incl	254.08	254.58	0.50	8,151	4,040	Uncut
			incl	254.58	256.00	1.42	44.00	33.40
SU-505	6258228N 426425E	-50/178		46.48	46.98	0.50	37.50	13.60
				348.18	348.68	0.50	172.50	151.00

SU-507	6257813N 426613E	-50/358		266.00	284.50	18.50	23.41	15.64
			incl	266.00	267.50	1.50	100.00	34.90
			incl	272.36	272.86	0.50	280.00	189.00
			incl	283.00	284.50	1.50	81.90	55.70
SU-508	6257960N 426223E	-63/355		24.00	25.00	1.00	5.29	2.90
				76.00	77.50	1.50	5.75	24.70
SU-509	6258125N 426612E	-56/178		306.55	316.69	10.14	31.48	25.53
			incl	306.55	307.05	0.50	293.00	287.00
			incl	316.19	316.69	0.50	340.00	179.00
SU-510	6257970N 426650E	-50/178		201.16	203.00	1.84	127.09	716.11	1 Au sample cut
			or	201.16	203.00	1.84	1,504	716.11	Uncut
			incl	201.16	201.75	0.59	4,673	2,210	Uncut
SU-511	6257997N 426175E	-50/356		388.50	389.00	0.50	135.00	202.00
SU-512	6257775N 426612E	-50/358		77.50	80.50	3.00	8.63	42.50
				293.22	307.00	13.78	24.91	45.34
			incl	293.22	293.72	0.50	301.00	138.00
			incl	305.50	307.00	1.50	121.00	136.00
				365.33	366.50	1.17	165.98	151.39	1 Au sample cut
			or	365.33	366.50	1.17	1,196	151.39	Uncut
			incl	365.33	365.83	0.50	2,790	330.00	Uncut
SU-513	6257787N 426475E	-50/358		27.00	28.50	1.50	11.95	10.10
				129.85	131.71	1.86	81.40	53.51
			incl	129.85	130.40	0.55	33.60	10.10
			incl	131.21	131.71	0.50	265.00	186.00
SU-514	6258075N 426612E	-45/178		101.50	103.00	1.50	10.65	20.00
				203.50	206.00	2.50	358.32	271.99
				203.50	204.77	1.27	378.00	302.00
				204.77	206.00	1.23	338.00	241.00
SU-517	6257775N 426500E	-50/358		136	137.50	1.50	32.10	14.80
SU-518	6258112N 426600E	-45/178		34.50	36.00	1.50	10.45	80.90
SU-519	6258135N 426550E	-48/178		184.00	185.50	1.50	107.00	72.60
				250.36	252.18	1.82	163.11	310.45	1 Au sample cut
			or	250.36	252.18	1.82	451.57	310.45	Uncut
			incl	250.36	250.86	0.50	212.00	258.00
			incl	251.68	252.18	0.50	1,430	844.00	Uncut
				459.50	461.00	1.50	61.60	87.90
SU-520	6257905N 426312E	-60/358		107.32	107.85	0.53	373.00	181.00
				180.00	181.50	1.50	9.37	5.90
SU-521	6258257N 426575E	-49/178		256.50	258.00	1.50	9.94	6.90
SU-522	6257947N 426173E	-50/357		66.86	67.38	0.52	49.30	99.70
				454.50	456.00	1.50	23.30	12.00

SU-523	6258167N 426500E	-45/178		44.41	47.03	2.62	16.23	8.17
			incl	44.41	44.91	0.50	37.50	26.30
			incl	46.53	47.03	0.50	44.10	6.80
				209.00	214.50	5.50	42.19	110.53	1 Au sample cut
			or	209.00	214.50	5.50	223.09	110.53	Uncut
			incl	209.00	210.50	1.50	24.80	15.80
			incl	212.65	213.15	0.50	2,370	1,140	Uncut
				313.00	313.80	0.80	1,060	480.00	Uncut
				371.55	372.05	0.50	73.10	33.30
SU-524	6257891N 4263125E	-60/358		124.39	127.99	3.60	111.90	207.95	2 Au samples cut
			or	124.39	127.99	3.60	613.15	207.95	Uncut
			incl	124.39	124.89	0.50	2,020	949.00	Uncut
			incl	127.44	127.99	0.55	2,170	491.00	Uncut
				171.82	172.32	0.50	71.00	62.00
SU-525	6257829N 426475E	-50/358		47.71	50.24	2.53	99.03	102.29
			incl	47.71	48.21	0.50	69.10	209.00
			incl	48.89	49.58	0.69	306.00	207.00
SU-526(3)	6258096N 427000E	-57/178		320.5	339.5	19.0	18.3	11.7	1 Au sample cut
			or	320.5	339.5	19.0	24.9	11.7	Uncut
			incl	320.5	321.0	0.5	150.0	90.0
			incl	332.86	333.36	0.5	752.0	290.0	Uncut
				400.71	401.87	1.16	4,195	2405
SU-527	6257845N 426362E	-50/358		71.67	75.00	3.33	39.73	45.06
			incl	72.24	73.07	0.83	57.20	76.70
			incl	73.07	73.57	0.50	143.00	70.50
SU-529	6258197N 426600E	-45/178		51.70	54.61	2.91	44.60	17.23
			incl	51.70	52.21	0.51	95.10	31.80
			incl	54.11	54.61	0.50	159.50	58.70
				83.00	83.50	0.50	30.80	2.90
				365.92	367.81	1.89	112.00	161.60	1 Au sample cut
			or	365.92	367.81	1.89	331.58	161.60	Uncut
			incl	365.92	366.42	0.50	1,210	582.00	Uncut
			incl	367.31	367.81	0.50	40.10	15.50
SU-530	6257759N 426625E	-55/358		20.36	20.86	0.50	19.70	17.60
				333.00	334.50	1.50	10.95	4.00
				491.00	492.50	1.50	27.80	136.00
(1)True thickness to be determined.
(2)Unless otherwise indicated as uncut, all gold assays over 500 g/t were cut to 500 g/t.
(3)Previously reported.
(4)All samples were submitted for preparation and analysis by ALS Chemex at its facilities in Terrace, B.C. All samples were analyzed using multi-digestion with ICP finish and fire assay with AA finish for gold. Samples over 100 ppm silver were reanalyzed using four acid digestion with an ore grade AA finish. Samples over 1,500 ppm silver were fire assayed with a gravimetric finish. Samples with over 10 ppm gold were fire assayed with a gravimetric finish. One in 20 samples was blank, one in 20 was a standard sample, and differing one in 20 samples was a field duplicate one-quarter split core assayed at ALS Chemex in Vancouver, B.C.

Assay results for completed drilling will be reported as they are received over the course of the 2012 drilling season.  The assays for all holes after SU-466 will be incorporated in the final 2012 Mineral Resource estimate for the Brucejack Project expected later in the fourth quarter of 2012 or in the first quarter of 2013.

Kenneth C. McNaughton, M.A.Sc., P.Eng., Chief Exploration Officer, Pretium Resources Inc. is the Qualified Person (QP) responsible for the Brucejack Project exploration program.

5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Joseph Ovsenek, Chief Development Officer & Vice President Phone: 604-558-1784
Item 9	Date of Report Dated at Vancouver, BC, this 18th day of September, 2012

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 26, 2012	PRETIUM RESOURCES INC.
	By:	/s/ Joseph J. Ovsenek
		Name:	Joseph J. Ovsenek
		Title:	Vice President, Chief Development Officer